

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Keith Stauffer
Chief Financial Officer
TerrAscend Corp.
3610 Mavis Road
Mississauga, Ontario, L5C 1W2

   Re: TerrAscend Corp.
     Registration Statement on Form 10-12G
     Filed on November 2, 2021
     File No. 000-56363

Dear Mr. Stauffer:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G Filed November 2, 2021

Item 1. Business
Overview, page 6

1. We note your disclosure that TerrAscend is a "leading North American cannabis operator," that TerrAscend operates an "award-winning chain of Apothecarium Dispensary [...] retail locations," and that TerrAscend has "best-in class cultivation and manufacturing practices[.]" Please provide the basis for these statements. Although we note your disclosure that the flagship dispensary located in the Castro district of San Francisco was named in 2017 the best-designed dispensary in the country by Architectural Digest, it is not clear how this supports your current disclosure that you operate an award-winning chain. Please also clarify what metric you are using for your disclosure that TerrAscend is a leading operator.

Overview, page 6

2.   We note your disclosure that TerrAscend provides "industry-leading product selection to both the medical and legal adult-use market." Please revise this disclosure to clarify that the use of cannabis is illegal under federal law for any purpose, by way of the Controlled Substance Act of 1970.

The Transaction with Gage, page 6

3.   Please explain to us why the financial statements of Gage Growth Corp and Keystone Canna, discussed on page 10, are not required to be provided pursuant to Rule 3-05(b)(2) of Regulation S-X and the guidance in SEC Financial Reporting Release Section 506.02(c)(ii).

4.   We note your disclosure that a condition to closing the Transaction is that at least a majority of TerrAscend shareholders must vote for its approval, excluding certain parties that have an interest in the Transaction. Please update your disclosure to indicate that status of the shareholder approval. In addition, we note your disclosure that additional information regarding the Transaction and Transaction agreements is available in the Management Information Circular dated October 4, 2021, available at www.sedar.com. Please ensure that your Form 10 includes all required material information with respect to the Transaction, including a more complete description of Gage's business activities and scope of operations.

Principal Products, page 10

5.   We note your disclosure that TerrAscend has "been at the forefront of developing and introducing innovative and safe products to serve patients' and customers' unique needs." We are uncertain in what sense cannabis can be deemed "safe." Please advise, or revise.

Item 1A. Risk Factors
Cannabis remains illegal under US federal law, and enforcement of cannabis laws could change, page 30

6.   We note your disclosure that "TerrAscend is at risk of being prosecuted under US federal law and having its assets seized." However, you do not mention the risk that shareholders could be charged with federal crimes simply by their activity as shareholders. Please include this disclosure in this section or elsewhere in your Risk Factors section.

        Additionally, we note your disclosure that "[o]ne US federal appellate court construed these appropriations bills to prevent the federal government from prosecuting individuals when those individuals comply with state medical cannabis laws . . . ." Please revise this disclosure to specify the US federal appellate court to which you refer.

TerrAscend's intellectual property may be difficult to protect, and failure to do so may negatively impact its business, page 38

7.   We note your disclosure that "TerrAscend has no patented technology or trademarked business methods at this time, nor has it registered any patents" and that "TerrAscend has filed trademark applications in the US and Canada." Please revise to include whether you intend to file for additional intellectual property rights in the future.

Risks Related to the Company's Common Shares
The Company's voting control is concentrated, page 44

8.   We note your disclosure that Mr. Jason Wild "owns, directly or indirectly, or exercises direction over shares representing approximately 40% of Common Shares." However, your beneficial ownership table notes that Mr. Wild owns 46.5% of your Voting Capital Stock. Please revise your disclosure here so that it is reconcilable to Mr. Wild's beneficial ownership percentage as disclosed in the beneficial ownership table.

Management's Discussion and Analysis
Results from Operations, page 48

9.   Please separately quantify on pages 48 and 51 each factor that resulted in significant changes to Revenue. For example, on page 48 quantify the changes related to production and branded manufacturing capacity, the initial ramp up in New Jersey, the acquisitions of KCR and HMS, and the increase in retail dispensaries that resulted in the significant increase in revenue for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

Reconciliation of Non-GAAP Measures, page 58

10.   You have presented Adjusted EBITDA and believe your definition is suited to measure your ability to service debt and to meet other payment obligations. We note that the adjustments used in computing this measure include non-cash write downs of inventory, fees for services related to NJ licenses and legal settlements, which appear to be charges or liabilities that required, or will require, cash settlement. Please further explain to us why you believe these non-GAAP measures are liquidity measures. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K.

11.   For the non-GAAP measure "adjusted net cash provided by (used in) operating activities", please clearly explain how the non-GAAP financial measure provides useful information to investors regarding your financial condition. Refer to Item Item 10(e)(1)(i)(C) of Regulation S-K.

Director and Executive Officer Biographies, page 75

12.   For Mr. Wild, please disclose the period during which he has served as Executive Chairman. Refer to Item 5 of Form 10 and Item 401 of Regulation S-K.

Board Committees , page 77

13. We note your disclosure that "Mr. Mavrinac and Mr. Collard have been determined by the Board of Directors to be independent under the corporate governance rules of Nasdaq." Please add disclosure about whether Mr. Schutter is also independent under the corporate governance rules of Nasdaq. Refer to Item 407(a) of Regulation S-K.

Related Person Transaction Policy, page 82

14. Please disclose the standards that will be applied in determining whether to approve any of the transactions described in this section. Refer to Item 404(b)(1)(ii) of Regulation S-K.

PharmHouse and 261 Matter, page 85

15. We note your disclosure regarding the 261 Claim which sought $500 million of damages and the Settlement Agreement which you disclose does not affect the recommenced 261 claim. Please revise to clarify the description of the factual basis alleged to underlie the proceedings and the relief sought in the recommenced 261 Claim. Include risk factor disclosure if appropriate.

Description of the Company's Securities, page 88

16. We note that as of June 30, 2021, the company had Series A, Series B, Series C and Series D convertible preferred shares outstanding that have a liquidation preference, and that the company had outstanding proportionate voting shares and exchangeable shares. If the rights of the common stock are, or may be, materially limited or qualified by the rights of any other authorized class of securities, include the information in your filing regarding such other securities as will enable investors to understand such limitations or qualifications. Refer to Regulation S-K Item 202(a)(4). With respect to any liquidation preferences, please include appropriate risk factor disclosure addressing any liquidation preferences that could have the effect of preventing your common stock from receiving any proceeds in the event the company is liquidated.

Consolidated Statements of Operations and Comprehensive Loss, page F-29

17. Please reflect your share based compensation in the same line or lines as cash compensation paid to the same employees here and in your interim financial statements on page F-2. Refer to Staff Accounting Bulletin Topic 14.F.

General

18. Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10-12G becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If you are voluntarily filing this

Form 10 and the review process has not been completed before the effectiveness date, you should consider withdrawing the Form 10. You could then file a new Form 10 when you are in a position to address any outstanding issues raised in our comment letters.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at (202) 551-7836 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael R. Littenberg, Esq.